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March 9, 2011		PALO ALTO
RIYADH
WASHINGTON
Via EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: John Dana Brown
Re:	Astrotech Corporation Preliminary Proxy Statement on Schedule 14A Filed February 28, 2011
Ladies and Gentlemen:
          Set forth below are the responses of Astrotech Corporation (the “Company”) to the comments and requests for additional information contained in the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 4, 2011, with respect to the above-captioned filing.
          For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company is concurrently filing a revised Preliminary Proxy Statement on Schedule 14A via EDGAR (the “Preliminary Proxy Statement”). Five marked copies of the Preliminary Proxy Statement are included to facilitate your review.
1.	COMMENT: It appears that this transaction may require registration under the Securities Act. We note that Securities Act Rule l45(a)(2) considers statutory mergers or consolidations or similar plans or acquisitions that are submitted to security holders to be offers or sales subject to the registration requirements of the Securities Act “unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States.” Because of the changes to your governing documents included in proposal four, it appears that the “sole purpose” of the transaction is not to change your domicile. Please file a registration statement on Form S-4 under the Securities Act, or please advise.

RESPONSE: The Company has revised the Preliminary Proxy Statement to remove the changes to its governing documents previously included in proposal four. As revised, the sole purpose of the merger submitted to a vote of the stockholders is to change the Company’s domicile solely within the United States, from Washington State to Delaware. As such, Securities Act Rule l45(a)(2) exempts this transaction from the requirement to file a registration statement on Form S-4.

BAKER BOTTS l.l.p.	- 2 -	March 9, 2011
2.	COMMENT: Please present each material change in the governing documents as separate matters to be voted upon. Please refer to Exchange Act Rule 14a-4(a)(3).

RESPONSE: The Company has revised the Preliminary Proxy Statement to remove the changes to its governing documents previously included in proposal four. As revised, consistent with Exchange Act Rule 14a-4(a)(3), the Preliminary Proxy identifies clearly and impartially each separate matter intended to be acted upon.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any questions that you have with respect to the foregoing to Shawn Shillington at 512.322.2605 or fax 512.322.8317.

Very truly yours, /s/ Shawn Shillington Shawn Shillington

cc:	John M. Porter Fax: (512) 485-9531